Our Mobile Devices and Data Monitoring Reduce Healthcare Costs and Improve Quality of Care MEDICAL JUNE 2021 INVESTOR PRESENTATION Issuer Free Writing Prospectus Dated June 11, 2021 Filed Pursuant to Rule 433 Relating To Preliminary Prospectus Dated June 8, 2021 Registration Statement No. 333 - 253852

This document contains forward - looking statements . In addition, from time to time, we or our representatives may make forward - looking statements orally or in writing . We base these forward - looking statements on our expectations and projections about future events, which we derive from the information currently available to us . Such forward - looking statements relate to future events or our future performance, including : our financial performance and projections ; our growth in revenue and earnings ; and our business prospects and opportunities . The potential of our products, our strategy, the market potential for our products and future growth . You can identify forward - looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms . In evaluating these forward - looking statements, you should consider various factors, including : our ability to change the direction of the Company ; our ability to keep pace with new technology and changing market needs ; and the competitive environment of our business . These and other factors may cause our actual results to differ materially from any forward - looking statement . Forward - looking statements are only predictions . The forward - looking events discussed in this document and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about us . We are not obligated to publicly update or revise any forward - looking statement, whether as a result of uncertainties and assumptions, the forward - looking events discussed in this document and other statements made from time to time by us or our representatives might not occur . See offering documents for further risks and disclosures . Past performance in not indicative of future results . There is no guarantee that any specific outcome will be achieved . Investments may be speculative, illiquid and there is a total risk of loss . FORWARD – LOOKING STATEMENTS G Medical Innovations 2

G Medical Innovations 3 This presentation highlights basic information about us and the proposed offering . Because it is a summary, it does not contain all the information that you should consider before investing . We have filed a registration statement (including a preliminary prospectus) with the SEC for the offering to which this presentation relates . The registration statement has not yet become effective . Before you invest, you should read the preliminary prospectus in the registration statement (including the risk factors described therein) and other documents we have filed with the SEC for more complete information about us and the offering . You may access these documents for free by visiting EDGAR on the SEC Web site at http : //www . sec . gov . The preliminary prospectus, filed on June 8 , 2021 , is available on the SEC Web site at http : //www . sec . gov . Alternatively, we or any underwriter participating in the offering will arrange to send you the prospectus if you contact Kingswood Capital Markets, Attention : Syndicate Desk, 590 Madison Avenue, 39 th Floor, New York, NY 10022 , by email at syndicate@kingswoodcm . com , or by telephone at (212) 404 - 7002 . This presentation does not constitute an offer to sell, or the solicitation of an offer to buy, nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction . The offering will only be made by means of a prospectus pursuant to a registration statement that is filed with the SEC after such registration statement becomes effective . FREE WRITING PROSPECTUS

THE OFFERING G Medical Innovations 4 ISSUER G MEDICAL INNOVATIONS HOLDINGS LTD. Proposed Maximum Aggregate Offering $17.5 M Price Range $5.00 - $7.00 Proposed Symbol Ordinary Shares: GMVD, Warrants: GMVDW Units Offered 2,500,000 Units (each consisting of one Ordinary Share and one Warrant to purchase one Ordinary Share) Over - Allotment Option 15% Pre - IPO Ordinary Shares Outstanding 10,413,869 Post - IPO Ordinary Shares Outstanding 12,913,869 (assuming no exercise of the underwriter’s overallotment option) Use of Proceeds • Scale up our sales force and marketing initiatives; • Complete the development of our Wireless Vital Signs Monitoring System; • Continue the development of our products and next generation products, including clinical trials and other regulatory approval processes; and • Working capital and general corporate purposes and possible future acquisitions Sole Book Runner Kingswood Capital Markets, division of Benchmark Investments, LLC.

INVESTMENT HIGHLIGHTS G Medical Innovations 5 ▪ Founded in 2014, launched revenue - generating products and services in 2018 ▪ Led by individuals with more than 30 years of combined experience developing mobile embedded medical sensors and over 48 medical devices approved by the FDA ▪ Growth has been funded with more than $12 M in founder’s capital ▪ Focused on chronic health conditions affecting more than 6 in 10 American adults CDC, 2021 ▪ Market demand supported by physicians’ need for devices and monitoring to provide improved outcomes and reduced costs ▪ Combined devices and services provide steady, recurring revenue from health insurance reimbursement ▪ Significant growth potential with direct - to - consumer sales - GRS, an affiliate of Guthy - Renker , LLC engaged for three years ▪ Recent, high - profile acquisitions announced by Philips and Boston Scientific affirm digital health’s value to augment healthcare services Our mobile, digital medical devices and monitoring services are FDA - approved . The diagnostic data transmitted from our devices enable real - time monitoring which improve outcomes for patients and doctors . $316.8 B by 2027 Digital health market projected at Reduce the Expense Digital health devices and monitoring in dollars and time in healthcare. Grand View Research Report

6 G Medical Innovations ▪ The routine collection of diagnostic data incur high costs for providers and the patients Hard Costs Soft Costs • Purchase and maintenance of multiple devices • Patients’ time, effort – missed work for office visits • Doctors’ costs for visits and consultation • Doctors’ interpretation time and availability restricted • Hospital admissions and assessment by ER staff • Non - adherence to treatments – lack of compliance • Head count and staffing costs to take vitals • Procedural inefficiencies • Redundant testing costs PATIENTS Aging, more self - guided, more obese, suffering from increasingly complex and chronic diseases PROVIDERS Rising treatment costs, shortage of talent and growing capacity PAYERS Increasing pressure to provide quality of care and contain costs GOVERNMENT Increasing access to care, pressure to provide cost - effective, high - quality outcomes THE PROBLEM RISING COMPLEXITY AND COSTS ▪ In 2019, there were ~147 M hospital visits and ~884 M doctor visits in the US, at each, an equal number of diagnostic data sets were collected (CDC Website, 2021)

MOBILE REMOTE MONITORING MONITORING IMPROVES QUALITY OF CARE G Medical Innovations 7 Cardiac Diagnostic Contentious Monitoring Chronic Remote Patient Monitoring Data collection Telehealth cycle

▪ Two models continuously monitor cardiac results up to 14 or 30 days with an ‘extended Holter - type’ device for use in hospital or at home ▪ Each patient activation generates revenue with CPT - coded insurance reimbursement ▪ $300/patient for up to 14 days of monitoring or ▪ $750/patient for up to 30 days of monitoring ▪ Records up to 6 EKG leads on SD card or self - transmits ▪ Auto - Detect and Auto Transmission capabilities ▪ Third - party device connectivity ▪ 24/7 clinical monitoring, mapped to hospital systems and in call center for data interpretation and/or doctor engagement ▪ Orchestrated emergency response if needed ▪ Reduces high costs of patient readmissions and Improves patient - care and quality of life G Medical Innovations 8 11.3% CAGR is forecasted in cardiac telemetry and monitoring between 2020 and 2027 CONTINUOUS RECORDING AND MONITORING CARDIAC DATA AND TELEMETRY FOR Research and Markets, 2020

▪ US FDA - approved device produces diagnostic data with Electronic Medical Records (EMR) functionality ▪ Doctor - prescribed device and services tests, collects, stores, transmits and displays patient results accessed online or on Apple or Android app ▪ Remote, user - controlled as a stand - alone unit or smartphone - tethered in a shared case ▪ 24/7 clinical monitoring online and in call center for data interpretation and/or doctor engagement ▪ Saves costs by reducing readmittances and need for in - person follow up visits ON DEMAND DATA AND MONITORING REMOTE, USER - CONTROLLED FOR G Medical Innovations 9 G Medical Innovations 6 in 10 Americans with chronic conditions Monitoring can help doctors provide care for the EACH PATIENT ACTIVATION GENERATES REVENUE WITH CPT - CODED INSURANCE REIMBURSEMENT $55/patient /month for each 30 - day Recording Patient Monitoring (RPM) Report CDC, 2019

OVER THE COUNTER DIAGNOSTIC DATA DEVICE AND MONITORING FOR

HEALTH PROACTIVE **CONSUMERS**

prizma G2

Temperature	Blood Pressure	Weight	Heartrate
SPO2	Blood Glucose	EKG	Stress



FDA APPROVED · App Store · Google Play

A doctor in your pocket.

- **FDA-approved and over-the-counter** use by consumers to collect and store their own health diagnostic data
- **Health-conscious individuals** take an active role in their preventive health
- **User-generated data** retained in personal profiles in-app and online
- Subscription-based clinical monitoring and call center interpret health data
- Data collected can be used by a medical professional for interpretation and assessment for telehealth and telemedicine

16 M Fitbits were sold in 2019 Fitbit SEC Filings, 2020

OTC UNIT PURCHASE, ACTIVATION AND SERVICE OPTIONS REVENUES

$249.00 per PRIZMA Unit at retail location or online
Monthly portal access with monitoring service option add-on
Telehealth Appointments with doctor

Guthy Renker

Affiliate, GRS, has been signed to exclusively promote PRIZMA G2 with social media, radio, print and TV advertising through 2023


Go from simple activity tracking to FDA-approved health diagnostics

G Medical Innovations 10

11 G Medical Innovations BUSINESS MODEL REVENUE GENERATOR PRIZ M A Prizma & Accessories Sales of Products Services Fee Income Cloud \ Portal Call Center Channe l s B2 B B2C • Healthcare Providers • Insurance Companies • Distributors • Online Store • Market Places • Patch unit • D isposables Sales of Products Per Patient Use Services Income B2 B Channels • Hospital & Clinic • Home Monitoring VSMS/GMP $ S Y NERGY

Medicare - Certified, Independent Diagnostic Testing Facilities (IDTF) ▪ Two wholly – owned HIPAA compliant US patient monitoring call centers ▪ Monitoring service model generates recurring revenue ▪ Irregular data flagged for proactive clinical or medical engagement ▪ Online, mobile app and call center engagement with clinical professionals G Medical Innovations 12 MONITORING SERVICES REMOTE, HEALTH - INSURER REIMBURSED MONITORING SERVICES PAID BY INSURERS OR DIRECT BY CONSUMERS Sample Interaction 1. Patient dials in  interactive voice response (IVR) allocates call to clinician 2. Caller ID avails clinician access to patient data 3. Clinician interprets patient data, reviews patient protocol, answers questions, engages the doctor or executes an emergency response 1. Up to 14 - days Monitoring 2. Up to 30 - days Monitoring 1. Record of Patient Monitoring (RPM) 2. Select Diagnostic Data Monitoring 1. Data Storage and Portal 2. Monthly Clinical Monitoring and 24/7 Call Center

APPROVED BY 150+ HEALTHCARE INSURERS G Medical Innovations 13 SOURCE: Selected Customers from G Medical Customer List, 2021 USED BY 150+ DOCTORS, HOSPITALS AND CLINICS SOURCE: Selected Customers from G Medical Customer List, 2021 All trademarks are the property of their respective owners.

COMPETITOR MATRIX

G PATCH Vital Sign Management

		# of EKG Leads	Connect Other Devices	CHF Monitoring Capability	Telemetry Monitoring Capability
Continuous Monitoring	G Medical	6	☑	☑	Up to 30 days
	iRhythm	1	☒	☒	Up to 14 days
	Biotelemetry	1	☒	☒	☒
	Bardy	1	☒	☒	☒

prizma G2

		# of Devices Needed	Remote Operation	Data Sets Collected
Data Collection by User - Remote Monitoring	G Medical	1	☑	Many
	Others	Many	☒	One

prizma G2

		FDA Approved	Remote Operation	Add New Functions
OTC, Diagnostics and Monitoring	G Medical	☑	☑	☑
	Activity Trackers	☒	☒	☒

GROWTH MODEL

G PATCH Vital Sign Management

Leverage Insurance Approvals Into Trials and Implementations at US hospitals and clinics

- **Millions of inpatients and outpatients** need continuous monitoring
- **Quick implementation timeline** depending on size of hospital or clinic network prizma G2

Adoption Rate by Hospitals and Clinics Migrates into outpatient care and doctors' offices

- **Doctors** considering better, more cost-effective monitoring and care options
- **Faster implementation** due to staff size in offices

prizma G2

Capitalize On Consumer Demand for advanced personal devices for preventative healthcare

- **A market of millions** of consumers
- **Device purchase creates** embedded customer base with recurring revenues

G Medical Innovations 14

MANAGEMENT TEAM Dr . Yacov Geva , Managing Director and CEO , Executive Director A well - known pioneer in the industry of Medical Devices and remote monitoring services, and co - founder of LifeWatch AG (former Card Guard AG and Card Guard Scientific Survival Ltd . ) . Successfully led LifeWatch to an IPO . Dr . Geva holds a B . Sc in Mechanical and Nuclear Engineering from the Technion - Israeli Institute of Technology , a Ph . D . (with honors) in Business Administration from the International School of Management, Paris and an honorary doctorate from Oxford Brooks University . Dr . Geva is also a senior member of the UK’s R oyal S ociety of M edicine ( RSM ) . Tutorship with Honors granted from the University of Shanghai Science and Technology Training center . Nir Geva, CTO Mr . Geva has over 17 years of experience in the high - tech and medical device industry . A former CTO and strategic projects manager at LifeWatch Technologies, he has broad knowledge on project management and manufacturing . Mr . Geva wrote over 15 patents related to medical devices, remote patients monitoring and IoT . He holds a BSc . in Mechanical Engineering from the Technion in Haifa and an Executive MBA from Kellogg School of Management, (Northwestern University in Chicago) . Kobi Ben - Efraim, CFO Mr . Ben - Efraim is an experienced CFO of global companies with more than 20 years’ experience in finance and accounting . He has served in Israeli hi - tech companies including DSPC Group (NASDAQ - traded company) and El - Op . Mr . Ben - Efraim holds a B . A . in Economics and Accounting from Tel Aviv University, Dror Nuriel - Roth, EVP of US Operations Ms . Nuriel - Roth has 13 years of experience in the US Healthcare industry . A former SVP US Operations at LifeWatch Services Inc, for seven years where she managed every aspect of a medical device company and brought significant efficiencies to operations in the Clinical, Reimbursement, Managed Care, Logistics, and Customer Service departments . Ms . Nuriel - Roth also specializes in healthcare insurance, reimbursement and managed care . Dror holds a Bachelor’s degree in Business Management and Economics as well as MBA in Business Management, Finance and Marketing from the Interdisciplinary Center in Hertzelia Oded Shahar, SVP Merger & Acquisitions Over 25 years of international business and banking experience and an extensive global network in which he oversaw several multi - million global deals . Held senior executive positions including Head of the Israeli branch of Crédit Agricole Corporate and Investment Bank, following hands - on experience in investment banking in Paris and private banking in Switzerland ; Senior Country Officer in Israel of one of the top ten global banks ; Senior Partner in one of the Israel’s leading law firms . Mr . Shahar is qualified as a lawyer and as a Notary and is a member of the Israel Bar Association . His fields of expertise are banking and international investments, mergers & acquisitions and international contracts . G Medical Innovations 15

BOARD OF DIRECTORS Dr . Kenneth R . Melani Non - Executive Chairman, began his career in 1981 as a practicing physician growing his internal medicine practice into the largest multi - specialty physician practice in Western Pennsylvania . In the mid 1980 ’s he helped start a physician hospital organization, West Penn Cares, where he became the CEO . In this role he prepared for managed care risk sharing contracts (known as ACO’s today) . In addition, he started seven successful for - profit health services businesses . In 1989 he joined Highmark Inc where he spent the next 23 years of his career in a variety of positions including Chief Medical Officer, President of Health - Related Services, and EVP, Strategy and New Business Development . In 2003 , he was named the President and CEO of Highmark Inc . During his nine - and half - year tenure he grew the company into one of the largest and most diversified health care companies in the United States, serving over 32 million individuals . Professor Zeev Rotstein Non - Executive Director, is an internationally recognized cardiologist and expert in health management systems, with decades of experience across consultancy Director General, Hadassah Medical Organization ; Associate Clinical Professor and academia . Currently serves as the The Hebrew University of Jerusalem ; Associate Clinical Professor, Sackler School of Medicine Tel Aviv University ; and Associate Clinical Professor, The Hebrew University of Jerusalem . Professor Rostein has acted as an expert consultant in the construction of several medical facilities throughout the world . Trained in medicine at Tel Aviv University, he has held fellowships at the New York Department of Health, Tufts University, and Johns Hopkins Medical Centre School of Hygiene and Public Health . Dr . Shuki Gleitman Non - Executive Director, is the Chairman of the Guangzhuo Israel Biotech Fund, Chairman of the Board of Directors of Capital Point Group, a Board member and Chairman of the audit and financial committees of Elbit Systems (NASDAQ, TLV traded), Chairman of the YoYa Group, Senior Advisor to the World Bank (national policy for innovation) and Senior Strategy Advisor to Serbia Innovation Fund . Prior to holding the positions set out above, Dr . Gleitman was the Chief Scientist and Director General of Israel’s Ministry of Industry and Trade, where he managed Israeli Government technological programs . Dr . Gleitman also served as the CEO of Ampal Investment Group (NASDAQ : AMPL ), where he was responsible for the investment of over $ 200 million in high - tech ventures . During his tenure at Ampal , Dr . Gleitman led a $ 330 million joint venture with Motorola Israel founding Mirs Communications Ltd . , Israel’s fourth largest cellular operator . Dr . Gleitman holds a Ph . D . (with distinction), M . Sc . (with distinction) and B . Sc . in Physical Chemistry, from the Hebrew University of Jerusalem . Dr . Brendan de Kauwe Non - Executive Director, has served on our board of directors since February 2017 and was the Company’s Corporate Advisor and Lead Manager to the Initial Public Offering (IPO) on the Australian Securities Exchange ( ASX ) . Dr de Kauwe studied a Bachelor of Science in Pharmacology and Physiology and holds a Bachelor of Dental Surgery from the University of Western Australia, with Post Graduate certifications in Oral Surgery and Implantology . He also holds a Post Graduate Diploma in Applied Finance, majoring in Corporate Finance, and is an Australian Securities and Investments Commission complaint (RG 146 ) Securities Advisor . He is also a Director of a private investment banking firm . Dr de Kauwe has served as Chairman and/or Director of numerous ASX listed companies . Urs Wettstein Non - Executive Director was an advisor and investor in numerous pre - IPO investments since 1985 and was instrumental for several successful IPO’s in Switzerland. He operated his own accounting, auditing and tax consultancy firm in Zurich, Switzerland from 1983 to 2 007 . From 1976 to 1982, he was an auditor and tax consultant with Coopers & Lybrand AG, Zurich. Urs Wettstein graduated as a Certified Public Accountant. From 2001 to 2014 he served as non - executive Vice Chairman of the Board of Directors of LifeWatch AG, a company listed on the Swiss Stock Exchange. G Medical Innovations 16

G Medical Innovations 17 ▪ Currently, most of the business activity is in the USA ▪ Most of revenues are from services and CPT reimbursements from our medical call centers (IDTF) ▪ Those include revenues from our cardiac monitoring services as MCT, CEM, Extended Holters and Holters services ▪ Although we invested less in research and development in 2020, due to the decrease in revenue, we expect that our research an d development expenses will increase as we continue to develop our products and services and recruit additional research and development employees G MEDICAL Financial Overview USD ($000s) FY 2018 FY 2019 FY 2020 Revenues Services 3,022 5,514 4,859 Products 40 12 41 Total Revenues 3,062 5,526 4,900 Costs of Revenues Costs of Services 2,895 4,702 3,835 Costs of Product Sales 99 1,047 398 Total Cost of Revenues 2,994 5,749 4,233 Gross Profit 68 -223 667 Gross Profit Margin 2.22% -4.00% 13.60%

USE OF PROCEEDS G Medical Innovations 18 ▪ 17 University Hospitals (UH) Approves G Medical Devices and Monitoring for In - Patient and Out - Patient Care ▪ Guthy - Renker Engaged for PRIZMA G2 Marketing and Social Media Outreach Beginning Q4 2021 ▪ G Medical Launches New, PRIZMA G2 Online Sales Platform and Video Media ▪ Ochsner Health Approves G Medical Devices and Monitoring ▪ LiveCare and G Medical partnered to integrate the Prizma Device and Monitoring Services into LiveCare Remote Patient Monitoring System G MEDICAL RECENT EVENTS OBJECTIVE CAPITAL Sales and Marketing Scale up our sales force and marketing initiatives; ~$5.0 M Development Complete development of our Wireless Vital Signs Monitoring System ~$1.0 M Research and Development Continue the development of our products and next generation products, including clinical trials and other regulatory approval processes ~$2.0 M Working Capital Working capital and general corporate purposes and possible future acquisitions ~$4.8 M TOTAL $12.8 M Expected IPO Expenses Deducted

COMPANY TICKER BUSINESS DESCRIPTION 2020 REVENUES MARKET CAP PRICE/ SALES RATIO Teladoc Health, Inc. Nasdaq : TDOC Virtual healthcare services $1,094 M $23,632 M 21.6x iRhythm Technologies, Inc. Nasdaq: IRTC Develops, produces, and distributes medical instruments, for palpitation, shortness of breath and fatigue $265 M $1,868 M 7.1x Itamar Medical, Inc. Nasdaq : ITMR Develops, markets, produces, and sells non - invasive medical devices for the cardiology market $41 M $326 M 8.0x Dario Health Corp. Nasdaq : DRIO Digital care delivery solutions for acute and chronic care and healthy living $8 M $320 M 40.0x AVERAGE 19.2x G Medical Innovations 19 COMPS Source: S&P Capital IQ, as of June 9, 2021

Mobility in Healthcare © 2021 G Medical Innovations, Inc. All rights reserved. MEDICAL VISIT US ONLINE Kingswood Capital Markets Victor Halpert Bryan Kobel Managing Director Managing Director (917) 602 - 2965 (646) 286 - 1962 vhalpert@kingswoodcm.com bkobel@kingswoodcm.com

APPENDIX G Medical Innovations 21

Devices are delivered to Jeff at home or hospital - administered For preventative, outpatient or in patient care Jeff’s doctor prescribes a G Medical device Continuous or On - demand diagnostic data transmitted to the cloud/web Clinical Monitoring for at - home at home patients and triage with a physician Jeff’s carrier approves the device and services Jeff (68) requires long - term monitoring due to chronic heart disease 1. U.S. HEALTHCARE PROVIDERS AND PATIENTS G Medical Innovations 22 CUSTOMER SEGMENTS

Regularly Collected Health Data stored in the individual's cloud Healthy - Minded Individuals want to take a more proactive role in their health Monitoring Service Subscription engages a clinician to review and interpret data plus An Option To Schedule a telehealth Evaluation By a Doctor PRIZMA G2 Unit Purchased OTC or Online with Activation of a Monitoring Service 2 . INDIVIDUA L, U.S. OTC CONSUMERS G Medical Innovations 23 CUSTOMER SEGMENTS Research2Guidance,2018

PATENT STATUS

Filing Date	Application No.	Title	Country	Product	Type of patent protection	Application Expiry date
03/31/2016	15/026,258	Systems and methods for vital signs monitoring with ear piece	United States	VSMS	Utility patent	03/30/2036
01/30/2018	201790000342-0	Jacket for Medical Module	China	Prizma	Utility patent	01/29/2028
01/05/2019	PCT/IB2019/053561	Robust medical device and method	WIPO-PCT [(2)]	Prizma	Utility patent	20 years from submitting in specific countries
01/30/2018	201820157683.5-0	Health monitoring device that includes a compact oximeter	China	Prizma	Utility patent	01/29/2028
03/02/2018	10-2018-7006193	Device system and method for noninvasively monitoring physiological parameters	Republic of Korea	VSMS, Prizma	Utility patent	03/01/2038
02/14/2019	16/325,391	Jacket for medical module	United States	Prizma	Utility patent	02/13/2039
03/24/2019	16/362,662	Methods and systems for vital signs monitoring with ear piece	United States	VSMS	Utility patent	03/23/2039
04/12/2019	17843061.7	Jacket for Medical Module	European Patent Office	Prizma	Utility patent	04/11/2039
04/23/2019	16/344,022	Remote monitoring of a person and an automatic distribution of prescription drugs	United States	General patent which can help in future developments and business cases	Utility patent	04/22/2039
08/07/2019	16/484,125	Methods and systems for vital signs monitoring with ear piece	United States	VSMS	Utility patent	08/06/2039
09/28/2019	16/586,934	Method, Device and System for Non-Invasively Monitoring Physiological Parameters	United States	VSMS, Prizma	Utility patent	09/27/2039
03/24/2020	16/650,010 [(1)]	Method and system for obtaining physical condition that lead to a defibrillator countershock	United States	VSMS	Utility patent	03/23/2039
05/13/2020	16/763,581	Health monitoring device that includes a compact oximeter	United States	Prizma	Utility patent	05/12/2040
06/08/2020	PCT/IB2020/057422	Coating electrodes of medical devices	WIPO-PCT	Prizma	Utility patent	20 years from submitting in specific countries

G Medical Innovations 24

WEB PORTAL FOR PATIENTS AND PHYSICIANS G Medical Innovations 25 Top Menu help and 3rd party systems like CRM, Call Center and Online Store Patients medical history with option to edit and view for comprehensive status Abnormal measurements indication based on flexible time filter Incoming calls and history supporting a triage service View of each tests measurements based on time filter Profile and Main Menu View and Edit Quick View to last 5 tests - click will load results to current page PATIENT PORTAL PHYSICIAN PORTAL

DIAGNOSTIC DATA IS ESSENTIAL FOR CARE



- Medical professionals require diagnostic data to evaluate patients before, during and after healthcare engagements – a standard data set is collected by devices at every healthcare interaction

Temperature	Blood Pressure	Weight	Heartrate
SPO2	Blood Glucose	EKG	Stress

- In 2019, there were ~147 M hospital visits and ~884 M doctor visits in the US (CDC Website, 2021), at each, an equal number of diagnostic data sets were collected

DIAGNOSTIC DATA COSTS



- The routine collection of diagnostic data incur high costs for providers and the patients

SOURCE: G Medical

Hard Costs

- Purchase and maintenance of multiple devices
- Doctors' costs for visits and consultation
- Hospital admissions and assessment by ER staff
- Head count and staffing costs to take vitals
- Redundant testing costs

Soft Costs

- Patients' time, effort – missed work for office visits
- Doctors' interpretation time and availability restricted
- Non-adherence to treatments – lack of compliance
- Procedural inefficiencies

G Medical Innovations 26